# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TransAlta Corporation, CIK 0001144800
CUSIP: 89346D107
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: Suite 1400, 1100 - 1st Street S.E., Calgary, Alberta Canada (A0), T2G 1B1
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001687509

## Reporting persons
- Rubric Capital Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 15,948,151; sole dispositive power 0; shared dispositive power 15,948,151; aggregate amount beneficially owned 15,948,151 (5.38% of the class)
- David Rosen: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 15,948,151; sole dispositive power 0; shared dispositive power 15,948,151; aggregate amount beneficially owned 15,948,151 (5.38% of the class)

## Item 1. Issuer
Name of issuer: TransAlta Corporation
Address of issuer's principal executive offices: Suite 1400, 1100 - 1st Street S.E. Calgary, A0, T2G 1B1

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Rubric Capital Management LP ("Rubric Capital"), the investment adviser to certain investment funds and/or accounts (collectively, the "Rubric Funds") that hold the shares of common stock, no par value (the "Common Shares") of TransAlta Corporation, a Canadian corporation reported herein; and

(ii) David Rosen ("Mr. Rosen"), Managing Member of Rubric Capital Management GP LLC, the general partner of Rubric Capital

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the forgoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares reported herein.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 155 East 44th St, Suite 1630, New York, NY 10017.
Citizenship: Rubric Capital is a Delaware limited partnership. Mr. Rosen is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in Row (11) of the cover page for each of the Reporting Persons and in Item 4(b) is based on the 296,449,829 Common Shares outstanding as of May 20, 2025, as reported in Exhibit 99.1 attached to the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on May 28, 2025.
Percent of class: 5.38
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Rubric Capital Management LP: /s/ Michael Nachmani, Michael Nachmani / Chief Operating Officer (07/09/2025)
- David Rosen: /s/ David Rosen, DAVID ROSEN / Individually (07/09/2025)